Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED

FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2025

SHANGHAI, August 28, 2025 — Noah Holdings Limited ("Noah" or the "Company") (NYSE: NOAH and HKEX: 6686), a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for global Chinese high-net-worth investors, today announced its unaudited financial results for the second quarter of 2025.

Starting from the fourth quarter of 2024, the Company has adopted a refined segment reporting structure to disclose net revenue by each domestic and overseas business segment. The Company believes that this reporting structure better reflects its recent operational adjustments and organizational restructuring, providing investors with a clearer understanding of the financial performance and strategic progress of each business segment. Historical financial information of the corresponding periods in 2024 has been recast to conform to the new structure, and additional business information is provided for comparison purposes.

SECOND QUARTER 2025 FINANCIAL HIGHLIGHTS

•	Net revenues for the second quarter of 2025 were RMB629.5 million (US$87.9 million), a 2.2% increase from the corresponding period in 2024, mainly due to an increased distribution of overseas private secondary products and domestic private secondary products. Net revenues increased by 2.4% from the first quarter of 2025, primarily due to an increase in revenue contributed by distribution of investment products.

•	Net revenues from overseas for the second quarter of 2025 were RMB296.7 million (US$41.4 million), compared with RMB278.6 million for the corresponding period in 2024, primarily due to an increase in net revenues from overseas investment products. Net revenues decreased by 2.5% from the first quarter of 2025, primarily due to a decrease in one-time commissions generated from distribution of overseas insurance products.

•	Income from operations for the second quarter of 2025 was RMB161.0 million (US$22.5 million), a 20.2% increase from the corresponding period in 2024, primarily due to a 2.2% increase in net revenues and a decrease in one-off expense Gopher paid to one of its funds as general partner.

•	Net income attributable to Noah shareholders for the second quarter of 2025 was RMB178.6 million (US$24.9 million), a 79.0% increase from the corresponding period in 2024, primarily due to a 2.2% increase in net revenues and an increase in the fair value of the funds that Gopher manages and co-invested in.

•	Non-GAAP[1] net income attributable to Noah shareholders for the second quarter of 2025 was RMB189.0 million (US$26.4 million), a 78.2% increase from the corresponding period in 2024.

SECOND QUARTER 2025 OPERATIONAL UPDATES

Wealth Management Business

Noah offers global investment products and provides value-added services to global Chinese high-net-worth investors in its wealth management business. Noah primarily distributes private equity, private secondary, mutual funds and other products denominated in RMB, USD and other currencies.

•	Total number of registered clients as of June 30, 2025 was 464,631, a 1.2% increase from June 30, 2024, and a 0.3% increase from March 31, 2025. Among such clients, the number of overseas registered clients as of June 30, 2025 was 18,967, a 13.0% increase from June 30, 2024 and a 4.2% increase from March 31, 2025.

•	Total number of active clients[2] who transacted with us during the second quarter of 2025 was 9,160, a 6.1% increase from the second quarter of 2024, and a 3.8% increase from the first quarter of 2025. Among such clients, the number of overseas active clients who transacted with us during the second quarter of 2025 was 3,650, a 12.5% increase from the second quarter of 2024, and a 7.9% increase from the first quarter of 2025.

1 Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation, impact related to settlements and net of relevant tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

2 “Active clients” for a given period refers to registered investors who purchased investment products distributed or received services provided by us during that given period.

•	Aggregate value of investment products distributed during the second quarter of 2025 was RMB17.0 billion (US$2.4 billion), a 17.7% increase from the second quarter of 2024, mainly due to a 44.4% increase in distribution of private secondary products. Among such products distributed, Noah distributed RMB8.3 billion (US$1.2 billion) of overseas investment products, a 5.1% increase from the second quarter of 2024, mainly due to a 10.3% increase in distribution of private secondary products.

The aggregate value of investment products distributed, categorized by product type, is as follows:

	Three months ended June 30,
	2024		2025

	(RMB in billions, except percentages)
Mutual fund products	8.5	59.0%	9.2	54.1%
Private secondary products	4.1	28.7%	6.0	35.3%
Private equity products	1.1	7.7%	1.0	5.9%
Other products[3]	0.7	4.6%	0.8	4.7%
All products	14.4	100.0%	17.0	100.0%

The aggregate value of investment products distributed, categorized by geography, is as follows：

Type of products in Mainland China

	Three months ended June 30,
	2024		2025

	(RMB in billions, except percentages)
Mutual fund products	5.0	77.1%	5.7	65.5%
Private secondary products	1.2	18.9%	2.8	32.2%
Other products	0.3	4.0%	0.2	2.3%
All products in Mainland China	6.5	100.0%	8.7	100.0%

Type of overseas products

	Three months ended June 30,
	2024		2025

	(RMB in billions, except percentages)
Mutual fund products	3.5	44.2%	3.5	42.2%
Private secondary products	2.9	36.7%	3.2	38.6%
Private equity products	1.1	13.9%	1.0	12.0%
Other products	0.4	5.2%	0.6	7.2%
All Overseas products	7.9	100.0%	8.3	100.0%

•	Coverage network in mainland China included 12 cities as of June 30, 2025, compared with 15 cities as of June 30, 2024 and 11 cities as of March 31, 2025, primarily due to the continued streamlining of the Company’s domestic coverage network.

•	Aggregate number of overseas relationship managers was 152 as of June 30, 2025, a 34.5% increase from June 30, 2024, and a 16.0% increase from March 31, 2025.

3 “Other products” refers to other investment products, which includes insurance products, multi-strategies products and others.

Asset Management Business

Our asset management business is conducted through Gopher Asset Management Co., Ltd. ("Gopher Asset Management" or “Gopher”), a leading multi-asset manager in mainland China, and Olive Asset Management Co., Ltd. (“Olive Asset Management” or “Olive”), as the overseas asset management brand focused on providing global investment solutions with offices in Hong Kong, Japan and the United States. Gopher Asset Management and Olive Asset Management develop and manage assets ranging from private equity, real estate, public securities to multi-strategies investments denominated in RMB, USD and other currencies.

•	Total assets under management as of June 30, 2025 remained relatively stable at RMB145.1 billion (US$20.3 billion), compared with RMB154.0 billion as of June 30, 2024 and RMB149.3 billion as of March 31, 2025. Mainland China assets under management as of June 30, 2025 were RMB103.7 billion (US$14.5 billion), compared with RMB114.9 billion as of June 30, 2024 and RMB106.6 billion as of March 31, 2025. Overseas assets under management as of June 30, 2025 were RMB41.4 billion (US$5.8 billion), compared with RMB39.1 billion as of June 30, 2024 and RMB42.7 billion as of March 31, 2025.

Total assets under management, categorized by investment type, are as follows:

Investment type	As of March 31, 2025		Growth	Allocation/ Redemption[4]	As of June 30, 2025

	(RMB billions, except percentages)
Private equity	130.4	87.4%	0.2	1.3	129.3	89.1%
Public securities[5]	9.4	6.3%	1.6	1.7	9.3	6.4%
Real estate	5.1	3.4%	-	0.5	4.6	3.2%
Multi-strategies	3.9	2.6%	-	2.0	1.9	1.3%
Others	0.5	0.3%	-	0.5	-	-
All Investments	149.3	100.0%	1.8	6.0	145.1	100.0%

Total assets under management, categorized by geography, are as follows:

Mainland China Investment type	As of March 31, 2025		Growth	Allocation/ Redemption	As of June 30, 2025

	(RMB billions, except percentages)
Private equity	97.3	91.2%	-	0.8	96.5	93.1%
Public securities	5.3	5.0%	0.2	0.4	5.1	4.9%
Real estate	1.2	1.1%	-	0.5	0.7	0.7%
Multi-strategies	2.3	2.2%	-	0.9	1.4	1.3%
Others	0.5	0.5%	-	0.5	-	-
All Investments	106.6	100.0%	0.2	3.1	103.7	100.0%

Overseas Investment type	As of March 31, 2025		Growth	Allocation/ Redemption	As of June 30, 2025

	(RMB billions, except percentages)
Private equity	33.1	77.5%	0.2	0.5	32.8	79.3%
Public securities	4.1	9.6%	1.4	1.3	4.2	10.1%
Real estate	3.9	9.1%	-	-	3.9	9.4%
Multi-strategies	1.6	3.8%	-	1.1	0.5	1.2%
All Investments	42.7	100.0%	1.6	2.9	41.4	100.0%

4 The asset allocation/redemption of overseas investment products includes the impact from changes in foreign currency exchange rates.

5 The asset allocation/redemption of public securities also includes the impact from market value appreciation or depreciation.

Other Businesses

Noah's other businesses mainly include providing clients with additional comprehensive services and investment products.

Ms. Jingbo Wang, Co-founder and Chairwoman of Noah Holdings, commented, "We are pleased to report that Noah has made steady progress in navigating through a challenging period in the wealth management industry. This quarter, we have seen a recovery in both profitability and revenue, reflecting the positive impact of our strategic initiatives. Our operational income saw a solid 20.2% year-on-year growth, while non-GAAP net profit surged by an impressive 78.2% year-on-year, contributed by strong growth in the distribution of investment products and an uptick in management fees. Additionally, our international revenue continues to grow, now representing nearly 50% of total net revenues, reinforcing the effectiveness of our global expansion strategy. As we continue to work toward strengthening our position in the market, we recognize that the broader economic environment presents uncertainties, and we remain vigilant in managing these challenges. Our focus remains on executing our strategy to drive long-term, sustainable growth while maintaining prudent oversight of market conditions to deliver steady returns for our shareholders."

SECOND QUARTER 2025 FINANCIAL RESULTS

Net Revenues

Net revenues for the second quarter of 2025 were RMB629.5 million (US$87.9 million), a 2.2% increase from the corresponding period in 2024, mainly due to an increase in distribution of overseas private secondary products and domestic private secondary products.

Net Revenues under the segmentation adopted in Q4 2024 is as follows:

(RMB millions, except percentages)	Q2 2024	Q2 2025	YoY Change
Domestic public securities[6]	116.8	131.8	12.8%
Domestic asset management[7]	198.1	177.1	(10.6)%
Domestic insurance[8]	11.7	7.2	(38.7)%
Overseas wealth management[9]	150.6	129.4	(14.1)%
Overseas asset management[10]	97.1	108.3	11.5%
Overseas insurance and comprehensive services[11]	30.9	59.0	90.9%
Headquarters	10.6	16.7	57.3%
Total net revenues	615.8	629.5	2.2%

•	Domestic public securities is the business that distributes mutual funds and private secondary products. Net revenues for the second quarter of 2025 were RMB131.8 million (US$18.4 million), a 12.8% increase from the corresponding period in 2024, primarily due to an increase in one-time commissions generated from distribution of private secondary products.

•	Domestic asset management is the business that manages RMB-denominated private equity funds and private secondary products. Net revenues for the second quarter of 2025 were RMB177.1 million (US$24.7 million), a 10.6% decrease from the corresponding period in 2024, primarily due to decreases in recurring service fees and performance-based income generated from private equity products.

•	Domestic insurance is the business that distributes insurance products, consisting mainly of life and health insurance products. Net revenues for the second quarter of 2025 were RMB7.2 million (US$1.0 million), a 38.7% decrease from the corresponding period in 2024, mainly due to a decrease in distribution of domestic insurance products.

•	Overseas wealth management is the business that provides offline and online wealth management services. Net revenues for the second quarter of 2025 were RMB129.4 million (US$18.1 million), a 14.1% decrease from the corresponding period in 2024, mainly due to a decrease in allocated commission gained from distribution of overseas insurance products.

6 Operates under the Noah Upright brand

7 Operates under the Gopher Asset Management brand

8 Operates under the Glory brand

9 Operates under the ARK Wealth Management brand

10 Operates under the Olive Asset Management brand

11 Operates under the Glory Family Heritage brand

•	Overseas asset management is the business that manages USD-denominated private equity funds and private secondary products. Net revenues for the second quarter of 2025 were RMB108.3 million (US$15.1 million), a 11.5% increase from the corresponding period in 2024, due to an increase in net revenues contributed by private equity investment products managed by Olive.

•	Overseas insurance and comprehensive services is the business that provides comprehensive overseas services such as insurance, trust services and other services. Net revenues for the second quarter of 2025 were RMB59.0 million (US$8.2 million), a 90.9% increase from the corresponding period in 2024, mainly due to an increase in allocated commission gained from distribution of overseas insurance products by commission-only brokers.

•	Headquarters reflects revenue generated from corporate operations at the Company’s headquarters in Shanghai as well as administrative costs and expenses that were not directly allocated to the aforementioned six business segments. Net revenues during the second quarter of 2025 were RMB16.7 million (US$2.3 million), compared with RMB10.6 million for the corresponding period in 2024, primarily due to an increase in the value-added services Noah offers to its high-net-worth clients.

Operating Costs and Expenses

Operating costs and expenses for the second quarter of 2025 were RMB468.5 million (US$65.4 million), a 2.8% decrease from the corresponding period in 2024. Operating costs and expenses for the second quarter of 2025 primarily consisted of (i) compensation and benefits of RMB299.3 million (US$41.8 million); (ii) selling expenses of RMB62.3 million (US$8.7 million); (iii) general and administrative expenses of RMB71.2 million (US$9.9 million); (iv) provision for credit losses of RMB41.2 million (US$5.8 million); (v) other operating expenses of RMB8.6 million (US$1.2 million); and (vi) income gained from government subsidies of RMB14.1 million (US$2.0 million).

•	Operating costs and expenses for Domestic public securities for the second quarter of 2025 were RMB23.9 million (US$3.3 million), a 57.4% decrease from the corresponding period in 2024, primarily due to a decrease in relationship manager compensation and an increase in government subsidies.

•	Operating costs and expenses for Domestic asset management for the second quarter of 2025 were RMB22.0 million (US$3.1 million), a 72.4% decrease from the corresponding period in 2024, primarily due to a decrease in one-off expense Gopher paid to one of its funds as general partner.

•	Operating costs and expenses for Domestic insurance for the second quarter of 2025 were RMB14.8 million (US$2.1 million), a 60.3% decrease from the corresponding period in 2024, primarily due to a decrease in our domestic insurance business activities.

•	Operating costs and expenses for Overseas wealth management for the second quarter of 2025 were RMB101.6 million (US$14.2 million), a 10.5% decrease from the corresponding period in 2024, primarily due to a decrease in other compensations.

•	Operating costs and expenses for Overseas asset management for the second quarter of 2025 were RMB35.7 million (US$5.0 million), a 55.6% increase from the corresponding period in 2024, primarily due to the increase in relationship manager compensation.

•	Operating costs and expenses for Overseas insurance and comprehensive services for the second quarter of 2025 were RMB29.3 million (US$4.1 million), a 42.4% increase from the corresponding period in 2024, primarily driven by higher costs relating to overseas insurance business.

•	Operating costs and expenses for Headquarters for the second quarter of 2025 were RMB241.2 million (US$33.7 million), a 58.9% increase from the corresponding period in 2024, primarily due an increase in provision for credit losses related to the suspended lending business.

Income(loss) from operations

Income(loss) from operations under the segmentation adopted in Q4 2024 is as follows:

(RMB millions, except percentages)	Q2 2024	Q2 2025	YoY Change
Domestic public securities	60.7	107.8	77.8%
Domestic asset management	118.4	155.1	31.0%
Domestic insurance	(25.6)	(7.6)	(70.2)%
Overseas wealth management	37.1	27.8	(25.1)%
Overseas asset management	74.2	72.6	(2.1)%
Overseas insurance and comprehensive services	10.4	29.8	186.8%
Headquarters	(141.2)	(224.5)	59.1%
Total income from operations	134.0	161.0	20.2%

•	Income from operations for Domestic public securities for the second quarter of 2025 was RMB107.8 million (US$15.1 million), a 77.8% increase from the corresponding period in 2024.

•	Income from operations for Domestic asset management for the second quarter of 2025 was RMB155.1 million (US$21.7 million), a 31.0% increase from the corresponding period in 2024.

•	Loss from operations for Domestic insurance for the second quarter of 2025 was RMB7.6 million (US$1.1 million), a 70.2% decrease from the corresponding period in 2024.

•	Income from operations for Overseas wealth management for the second quarter of 2025 was RMB27.8 million (US$3.9 million), a 25.1% decrease from the corresponding period in 2024.

•	Income from operations for Overseas asset management for the second quarter of 2025 was RMB72.6 million (US$10.1 million), a 2.1% decrease from the corresponding period in 2024.

•	Income from operations for Overseas insurance and comprehensive services for the second quarter of 2025 RMB29.8 million (US$4.2 million), a 186.8% increase from the corresponding period in 2024.

•	Loss from operations for Headquarters for the second quarter of 2025 was RMB224.5 million (US$31.3 million), a 59.1% increase from the corresponding period in 2024.

Operating Margin

Operating margin for the second quarter of 2025 was 25.6%, compared with 21.8% for the corresponding period in 2024.

Interest Income

Interest income for the second quarter of 2025 was RMB33.5 million (US$4.7 million), a 21.3% decrease from the corresponding period in 2024.

Investment Loss/Income

Investment loss for the second quarter of 2025 was RMB13.9 million (US$1.9 million), compared with investment income of RMB10.4 million in the corresponding period in 2024, primarily due to unrealized loss from fair value changes on equity investments.

Income Tax Expense

Income tax expense for the second quarter of 2025 were RMB63.7 million (US$8.9 million), a 58.2% increase from the corresponding period in 2024, primarily due to increases in effective tax rate relating to dividend withholding tax in mainland China.

Net Income

•	Net Income

•	Net income for the second quarter of 2025 was RMB178.5 million (US$24.9 million), a 72.2% increase from the corresponding period in 2024.

•	Net margin for the second quarter of 2025 was 28.4%, compared with 16.8% for the corresponding period in 2024.

•	Net income attributable to Noah shareholders for the second quarter of 2025 was RMB178.6 million (US$24.9 million), a 79.0% increase from the corresponding period in 2024.

•	Net margin attributable to Noah shareholders for the second quarter of 2025 was 28.4%, compared with 16.2% for the corresponding period in 2024.

•	Net income attributable to Noah shareholders per basic and diluted ADS for the second quarter of 2025 was RMB2.56 (US$0.36) and RMB2.54 (US$0.35), compared with RMB1.42 and RMB1.42 for the corresponding period in 2024, respectively.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the second quarter of 2025 was RMB189.0 million (US$26.4 million), a 78.2% increase from the corresponding period in 2024.

•	Non-GAAP net margin attributable to Noah shareholders for the second quarter of 2025 was 30.0%, compared with 17.2% for the corresponding period in 2024.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the second quarter of 2025 was RMB2.69 (US$0.38), compared with RMB1.51 for the corresponding period in 2024.

Balance Sheet and Cash Flow

As of June 30, 2025, the Company had RMB3,821.8 million (US$533.5 million) in cash and cash equivalents, compared with RMB4,075.4 million as of March 31, 2025 and RMB4,604.9 million as of June 30, 2024, respectively.

Net cash inflow from the Company’s operating activities during the second quarter of 2025 was RMB27.6 million (US$3.8 million), compared with net cash inflow of RMB49.7 million in the corresponding period in 2024, mainly due to a decrease in redemption of trading debt securities in the second quarter of 2025.

Net cash outflow from the Company’s investing activities during the second quarter of 2025 was RMB171.7 million (US$24.0 million), compared with net cash outflow of RMB548.2 million in the corresponding period in 2024, primarily due to a decrease in purchase of held-to-maturity investments in the second quarter of 2025.

Net cash outflow to the Company’s financing activities was RMB71.5 million (US$10.0 million) in the second quarter of 2025, compared with net cash outflow of RMB44.6 million in the corresponding period in 2024, primarily due to share repurchases in the second quarter of 2025.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s second quarter of 2025 unaudited financial results and recent business activities.

The conference call will be accessed via Zoom webinar with the following details:

Dial-in details:

Conference title:	Noah Second Quarter and Half Year 2025 Earnings Conference Call
Date/Time:	Wednesday, August 27, 2025, at 8:00 p.m., U.S. Eastern Time Thursday, August 28, 2025, at 8:00 a.m., Hong Kong Time
Dial in:
– Hong Kong Toll Free:	800-963976
– United States Toll Free:	1-888-317-6003
– Mainland China Toll Free:	4001-206115
– International Toll:	1-412-317-6061
Participant Password:	6509383

A telephone replay will be available starting approximately one hour after the end of the conference until September 3, 2025 at 1-877-344-7529 (US Toll Free) and 1-412-317-0088 (International Toll) with the access code 8450356.

A live and archived webcast of the conference call will be available at the Company’s investor relations website under the “Financial Reports” section at http://ir.noahgroup.com.

DISCUSSION ON NON-GAAP MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation, non-cash settlement expenses or reversal and net of tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX: 6686) is a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for global Chinese high-net-worth investors. Noah's American depositary shares, or ADSs, are listed on the New York Stock Exchange under the symbol "NOAH," and its shares are listed on the main board of the Hong Kong Stock Exchange under the stock code "6686." One ADS represents five ordinary shares, par value $0.00005 per share.

In the first half of 2025, Noah distributed RMB33.1 billion (US$4.6 billion) of investment products. Through Gopher Asset Management and Olive Asset Management, Noah had assets under management of RMB145.1 billion (US$20.3 billion) as of June 30, 2025.

Noah's domestic and overseas wealth management business primarily distributes private equity, public securities and insurance products denominated in RMB and other currencies. Noah's network covers major cities in mainland China, as well as Hong Kong (China), New York, Silicon Valley, Singapore, and Los Angeles. The Company’s wealth management business had 464,631 registered clients as of June 30, 2025. Through its domestic and overseas asset management business operated by Gopher Asset Management and Olive Asset Management, Noah manages private equity, public securities, real estate, multi-strategies and other investments denominated in RMB and other currencies. The Company also operates other businesses.

For more information, please visit Noah at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the second quarter of 2025 ended June 30, 2025 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.1636 to US$1.00, the effective noon buying rate for June 30, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These statements include, but are not limited to, estimates regarding the sufficiency of Noah’s cash and cash equivalents and liquidity risk. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah’s investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Rick Chan

Tel: +86-21-8035-8292

ir@noahgroup.com

_________________

-- FINANCIAL AND OPERATIONAL TABLES FOLLOW --

Noah Holdings Limited
Condensed Consolidated Balance Sheets
(unaudited)

	As of
	March 31,	June 30,	June 30,
	2025	2025	2025
	RMB'000	RMB'000	USD'000
Assets
Current assets:
Cash and cash equivalents	4,075,358	3,821,846	533,509
Restricted cash	8,435	10,617	1,482
Short-term investments	1,316,190	1,602,362	223,681
Accounts receivable, net	406,167	403,226	56,288
Amounts due from related parties	536,316	591,977	82,637
Loans receivable, net	158,990	122,658	17,122
Other current assets	217,566	223,676	31,222
Total current assets	6,719,022	6,776,362	945,941
Long-term investments, net	888,987	712,155	99,413
Investment in affiliates	1,328,980	1,363,061	190,276
Property and equipment, net	2,368,830	2,346,487	327,557
Operating lease right-of-use assets, net	113,827	109,688	15,312
Deferred tax assets	317,107	317,124	44,269
Other non-current assets	136,959	120,005	16,752
Total Assets	11,873,712	11,744,882	1,639,520
Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	422,444	324,621	45,315
Income tax payable	75,108	55,491	7,746
Deferred revenues	72,415	62,097	8,668
Dividend payable	-	550,000	76,777
Contingent liabilities	473,328	467,255	65,226
Other current liabilities	353,214	302,049	42,164
Total current liabilities	1,396,509	1,761,513	245,896
Deferred tax liabilities	244,205	242,254	33,817
Operating lease liabilities, non-current	64,066	69,597	9,715
Other non-current liabilities	14,003	9,755	1,362
Total Liabilities	1,718,783	2,083,119	290,790
Equity	10,154,929	9,661,763	1,348,730
Total Liabilities and Equity	11,873,712	11,744,882	1,639,520

Noah Holdings Limited
Condensed Consolidated Income Statements
(In RMB'000, except for ADS data, per ADS data and percentages)
(unaudited)

	Three months ended
	June 30,	June 30,	June 30,
	2024	2025	2025	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	127,894	154,467	21,563	20.8%
Recurring service fees	151,469	162,047	22,621	7.0%
Performance-based income	4,515	13,892	1,939	207.7%
Other service fees	49,950	48,736	6,803	(2.4)%
Total revenues from others	333,828	379,142	52,926	13.6%
Revenues from funds Gopher/Olive manages:
One-time commissions	9,129	1,431	200	(84.3)%
Recurring service fees	254,205	244,753	34,166	(3.7)%
Performance-based income	23,413	9,301	1,298	(60.3)%
Total revenues from funds Gopher/Olive manages	286,747	255,485	35,664	(10.9)%
Total revenues	620,575	634,627	88,590	2.3%
Less: VAT related surcharges	(4,721)	(5,126)	(716)	8.6%
Net revenues	615,854	629,501	87,874	2.2%
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(131,505)	(123,716)	(17,270)	(5.9)%
Other compensations	(165,505)	(175,551)	(24,507)	6.1%
Total compensation and benefits	(297,010)	(299,267)	(41,777)	0.8%
Selling expenses	(61,890)	(62,311)	(8,698)	0.7%
General and administrative expenses	(79,902)	(71,196)	(9,939)	(10.9)%
Reversal of (provision for) credit losses	331	(41,228)	(5,755)	.N.A
Other operating expenses	(46,007)	(8,576)	(1,197)	(81.4)%
Government subsidies	2,639	14,103	1,969	434.4%
Total operating costs and expenses	(481,839)	(468,475)	(65,397)	(2.8)%
Income from operations	134,015	161,026	22,477	20.2%
Other income:
Interest income	42,587	33,505	4,677	(21.3)%
Investment income (loss)	10,400	(13,938)	(1,946)	.N.A
Reversal of settlement expenses	11,476	-	-	-
Other (expenses) income	(2,828)	14,391	2,009	.N.A
Total other income	61,635	33,958	4,740	(44.9)%
Income before taxes and income from equity in affiliates	195,650	194,984	27,217	(0.3)%
Income tax expense	(40,257)	(63,690)	(8,891)	58.2%
(Loss) income from equity in affiliates	(51,700)	47,243	6,595	.N.A
Net income	103,693	178,537	24,921	72.2%
Less: net income (loss) attributable to non-controlling interests	3,906	(39)	(5)	.N.A
Net income attributable to Noah shareholders	99,787	178,576	24,926	79.0%

Income per ADS, basic	1.42	2.56	0.36	80.3%
Income per ADS, diluted	1.42	2.54	0.35	78.9%
Margin analysis:
Operating margin	21.8%	25.6%	25.6%
Net margin	16.8%	28.4%	28.4%
Weighted average ADS equivalent [1]:
Basic	70,229,503	69,778,574	69,778,574
Diluted	70,429,388	70,174,751	70,174,751
ADS equivalent outstanding at end of period	65,806,082	65,830,895	65,830,895

[1] Assumes all outstanding ordinary shares are represented by ADSs. Five ordinary share represents one ADS.

Noah Holdings Limited
Condensed Consolidated Income Statements
(In RMB'000, except for USD data, per ADS data and percentages)
(unaudited)

	Six months ended
	June 30,	June 30,	June 30,
	2024	2025	2025	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	313,149	309,458	43,199	(1.2)%
Recurring service fees	306,634	313,643	43,783	2.3%
Performance-based income	10,043	27,878	3,892	177.6%
Other service fees	84,910	85,599	11,949	0.8%
Total revenues from others	714,736	736,578	102,823	3.1%
Revenues from funds Gopher/ Olive manages:
One-time commissions	10,956	5,181	723	(52.7)%
Recurring service fees	516,894	489,133	68,280	(5.4)%
Performance-based income	32,257	23,830	3,327	(26.1)%
Total revenues from funds Gopher/Olive manages	560,107	518,144	72,330	(7.5)%
Total revenues	1,274,843	1,254,722	175,153	(1.6)%
Less: VAT related surcharges	(9,454)	(10,627)	(1,483)	12.4%
Net revenues	1,265,389	1,244,095	173,670	(1.7)%
Operating costs and expenses:
Compensation and benefits
Relationship managers compensation	(275,800)	(246,284)	(34,380)	(10.7)%
Other compensations	(409,995)	(356,878)	(49,818)	(13.0)%
Total compensation and benefits	(685,795)	(603,162)	(84,198)	(12.0)%
Selling expenses	(124,222)	(113,383)	(15,828)	(8.7)%
General and administrative expenses	(151,018)	(135,637)	(18,934)	(10.2)%
Reversal of (provision for) credit losses	428	(44,038)	(6,147)	.N.A
Other operating expenses	(63,153)	(24,275)	(3,389)	(61.6)%
Government subsidies	13,872	23,434	3,271	68.9%
Total operating costs and expenses	(1,009,888)	(897,061)	(125,225)	(11.2)%
Income from operations	255,501	347,034	48,445	35.8%
Other income:
Interest income	88,772	66,306	9,256	(25.3)%
Investment income (loss)	15,585	(7,668)	(1,070)	.N.A
Reversal of settlement expenses	11,476	-	-	.N.A
Other income	1,107	11,310	1,579	921.7%
Total other income	116,940	69,948	9,765	(40.2)%
Income before taxes and income from equity in affiliates	372,441	416,982	58,210	12.0%
Income tax expense	(82,943)	(124,295)	(17,351)	49.9%
(Loss) income from equity in affiliates	(53,942)	35,669	4,979	N.A.
Net income	235,556	328,356	45,838	39.4%
Less: net income attributable to non-controlling interests	4,278	816	114	(80.9)%
Net income attributable to Noah shareholders	231,278	327,540	45,724	41.6%

Income per ADS, basic	3.30	4.69	0.65	42.1%
Income per ADS, diluted	3.30	4.65	0.65	40.9%
Margin analysis:
Operating margin	20.2%	27.9%	27.9%
Net margin	18.6%	26.4%	26.4%
Weighted average ADS equivalent[1]:
Basic	70,036,724	69,856,207	69,856,207
Diluted	70,163,305	70,387,492	70,387,492
ADS equivalent outstanding at end of period	65,806,082	65,830,895	65,830,895

[1] Assumes all outstanding ordinary shares are represented by ADSs. Five ordinary share represents one ADSs.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Three months ended
	June 30, 2024	June 30, 2025	June 30, 2025	Change
	RMB'000	RMB'000	USD'000
Net income	103,693	178,537	24,921	72.2%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	29,283	(64,764)	(9,041)	N.A.
Fair value fluctuation of available-for-sale investment	-	236	33	N.A.
Comprehensive income	132,976	114,009	15,913	(14.3)%
Less: Comprehensive gain (loss) attributable to non-controlling interests	3,510	(401)	(56)	N.A.
Comprehensive income attributable to Noah shareholders	129,466	114,410	15,969	(11.6)%

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Six months ended
	June 30, 2024	June 30, 2025	June 30, 2025	Change
	RMB'000	RMB'000	USD'000
Net income	235,556	328,356	45,838	39.4%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	82,683	(87,598)	(12,228)	N.A.
Fair value fluctuation of available-for-sale investment	-	469	65	N.A.
Comprehensive income	318,239	241,227	33,675	(24.2)%
Less: Comprehensive gain attributable to non-controlling interests	3,018	509	71	(83.1)%
Comprehensive income attributable to Noah shareholders	315,221	240,718	33,604	(23.6)%

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended June 30, 2025
	Domestic public securities	Domestic asset management	Domestic insurance	Overseas wealth management	Overseas asset management	Overseas insurance and comprehensive services	Headquarters	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	16,884	125	7,199	70,715	8,662	50,882	-	154,467
Recurring service fees	85,443	43,427	-	9,954	23,223	-	-	162,047
Performance-based income	13,889	-	-	-	3	-	-	13,892
Other service fees	-	-	-	19,088	-	8,180	21,468	48,736
Total revenues from others	116,216	43,552	7,199	99,757	31,888	59,062	21,468	379,142
Revenues from funds Gopher/Olive manages
One-time commissions	1,243	188	-	-	-	-	-	1,431
Recurring service fees	13,886	132,139	-	29,618	69,110	-	-	244,753
Performance-based income	722	1,308	-	-	7,271	-	-	9,301
Total revenues from funds Gopher/Olive manages	15,851	133,635	-	29,618	76,381	-	-	255,485
Total revenues	132,067	177,187	7,199	129,375	108,269	59,062	21,468	634,627
Less: VAT related surcharges	(281)	(30)	(35)	-	-	-	(4,780)	(5,126)
Net revenues	131,786	177,157	7,164	129,375	108,269	59,062	16,688	629,501
Operating costs and expenses:
Compensation and benefits
Relationship managers compensation	(26,417)	(10,746)	(3,914)	(62,873)	(13,763)	(6,003)	-	(123,716)
Other compensations	(6,671)	(16,209)	(7,722)	(20,830)	(12,476)	(12,540)	(99,103)	(175,551)
Total compensation and benefits	(33,088)	(26,955)	(11,636)	(83,703)	(26,239)	(18,543)	(99,103)	(299,267)
Selling expenses	(2,200)	(1,807)	(782)	(15,888)	(8,698)	(2,713)	(30,223)	(62,311)
General and administrative expenses	(53)	(1,735)	(2,358)	(2,010)	(731)	(1,576)	(62,733)	(71,196)
Reversal of (provision for) credit losses	119	77	-	-	-	1,710	(43,134)	(41,228)
Other operating expenses (income)	(632)	8,067	-	-	-	(8,174)	(7,837)	(8,576)
Government subsidies	11,931	327	-	-	11	22	1,812	14,103
Total operating costs and expenses	(23,923)	(22,026)	(14,776)	(101,601)	(35,657)	(29,274)	(241,218)	(468,475)
Income (loss) from operations	107,863	155,131	(7,612)	27,774	72,612	29,788	(224,530)	161,026

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended June 30, 2024
	Domestic public securities	Domestic asset management	Domestic insurance	Overseas wealth management	Overseas asset management	Overseas insurance and comprehensive services	Headquarters	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	3,059	563	11,753	88,822	3,581	20,116	-	127,894
Recurring service fees	94,169	42,015	-	4,477	10,446	-	362	151,469
Performance-based income	980	-	-	-	3,535	-	-	4,515
Other service fees	0	-	-	25,240	-	10,824	13,886	49,950
Total revenues from others	98,208	42,578	11,753	118,539	17,562	30,940	14,248	333,828
Revenues from funds Gopher/Olive manages
One-time commissions	5,115	-	-	2,810	1,204	-	-	9,129
Recurring service fees	14,372	142,442	-	29,217	68,174	-	-	254,205
Performance-based income	45	13,188	-	-	10,180	-	-	23,413
Total revenues from funds Gopher/Olive manages	19,532	155,630	-	32,027	79,558	-	-	286,747
Total revenues	117,740	198,208	11,753	150,566	97,120	30,940	14,248	620,575
Less: VAT related surcharges	(866)	(155)	(63)	-	-	-	(3,637)	(4,721)
Net revenues	116,874	198,053	11,690	150,566	97,120	30,940	10,611	615,854
Operating costs and expenses:
Compensation and benefits
Relationship managers compensation	(40,846)	(22,071)	(19,862)	(44,751)	(1,504)	(2,471)	-	(131,505)
Other compensations	(13,650)	(23,500)	(11,706)	(44,350)	(14,826)	(11,486)	(45,987)	(165,505)
Total compensation and benefits	(54,496)	(45,571)	(31,568)	(89,101)	(16,330)	(13,957)	(45,987)	(297,010)
Selling expenses	(2,504)	(1,704)	(1,662)	(19,647)	(6,383)	(2,742)	(27,248)	(61,890)
General and administrative expenses	(460)	(1,063)	(4,033)	(4,722)	(203)	(1,080)	(68,341)	(79,902)
Provision for (reversal of) credit losses	(88)	(9,359)	-	-	-	285	9,493	331
Other operating expenses	(228)	(22,323)	-	-	-	(3,061)	(20,395)	(46,007)
Government subsidies	1,584	343	2	-	-	-	710	2,639
Total operating costs and expenses	(56,192)	(79,677)	(37,261)	(113,470)	(22,916)	(20,555)	(151,768)	(481,839)
Income (loss) from operations	60,682	118,376	(25,571)	37,096	74,204	10,385	(141,157)	134,015

Noah Holdings Limited

Additional Business Information

(unaudited)

	Three months ended June 30, 2025
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others:
One-time commissions	154,467	-	-	154,467
Recurring service fees	162,047	-	-	162,047
Performance-based income	13,892	-	-	13,892
Other service fees	30,891	-	17,845	48,736
Total revenues from others	361,297	-	17,845	379,142
Revenues from funds Gopher/Olive manages:
One-time commissions	662	769	-	1,431
Recurring service fees	70,607	174,146	-	244,753
Performance-based income	-	9,301	-	9,301
Total revenues from funds Gopher/Olive manages	71,269	184,216	-	255,485
Total revenues	432,566	184,216	17,845	634,627
Less: VAT related surcharges	(1,308)	(30)	(3,788)	(5,126)
Net revenues	431,258	184,186	14,057	629,501
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(121,392)	(2,324)	-	(123,716)
Other compensations	(119,549)	(50,521)	(5,481)	(175,551)
Total compensation and benefits	(240,941)	(52,845)	(5,481)	(299,267)
Selling expenses	(42,746)	(14,150)	(5,415)	(62,311)
General and administrative expenses	(46,109)	(16,685)	(8,402)	(71,196)
Provision for (reversal of) credit losses	(5,089)	546	(36,685)	(41,228)
Other operating expenses(income)	(10,297)	8,067	(6,346)	(8,576)
Government subsidies	13,746	345	12	14,103
Total operating costs and expenses	(331,436)	(74,722)	(62,317)	(468,475)
Income (loss) from operations	99,822	109,464	(48,260)	161,026

Noah Holdings Limited

Additional Business Information

(unaudited)

	Three months ended June 30, 2024
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others:
One-time commissions	127,894	-	-	127,894
Recurring service fees	151,469	-	-	151,469
Performance-based income	4,515	-	-	4,515
Other service fees	39,382	-	10,568	49,950
Total revenues from others	323,260	-	10,568	333,828
Revenues from funds Gopher/Olive manages:
One-time commissions	9,119	10	-	9,129
Recurring service fees	85,165	169,040	-	254,205
Performance-based income	-	23,413	-	23,413
Total revenues from funds Gopher/Olive manages	94,284	192,463	-	286,747
Total revenues	417,544	192,463	10,568	620,575
Less: VAT related surcharges	(1,918)	(162)	(2,641)	(4,721)
Net revenues	415,626	192,301	7,927	615,854
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(124,857)	(6,648)	-	(131,505)
Other compensations	(114,162)	(48,285)	(3,058)	(165,505)
Total compensation and benefits	(239,019)	(54,933)	(3,058)	(297,010)
Selling expenses	(43,303)	(12,411)	(6,176)	(61,890)
General and administrative expenses	(53,575)	(16,356)	(9,971)	(79,902)
Reversal of credit losses	60	78	193	331
Other operating expenses	(16,517)	(22,487)	(7,003)	(46,007)
Government subsidies	2,221	343	75	2,639
Total operating costs and expenses	(350,133)	(105,766)	(25,940)	(481,839)
Income (loss) from operations	65,493	86,535	(18,013)	134,015

Noah Holdings Limited

Supplement Revenue Information by Geography

(unaudited)

	Three months ended
	June 30, 2024	June 30, 2025	Change

	(in thousands of RMB, except percentages)
Revenues:
Mainland China	341,949	337,921	(1.2)%
Hong Kong	208,707	231,608	11.0%
Others	69,919	65,098	(6.9)%
Total revenues	620,575	634,627	2.3%

Noah Holdings Limited

Supplement Revenue Information by Product Types

(unaudited)

	Three months ended
	June 30, 2024	June 30, 2025	Change

	(in thousands of RMB, except percentages)
Mainland China:
Public securities products [1]	117,740	132,068	12.2%
Private equity products	198,208	176,876	(10.8)%
Insurance products	11,753	7,199	(38.7)%
Others	14,248	21,778	52.8%
Subtotal	341,949	337,921	(1.2)%

Overseas:
Investment products [2]	136,519	160,393	17.5%
Insurance products	100,582	101,387	0.8%
Online business [3]	7,246	10,459	44.3%
Others	34,279	24,467	(28.6)%
Subtotal	278,626	296,706	6.5%
Total revenues	620,575	634,627	2.3%

[1]	Includes mutual funds and private secondary products.
[2]	Includes non-money market mutual fund products, discretionary products, private secondary products, private equity products, real estate products and private credit products.
[3]	Includes money market mutual fund products, securities brokerage business.

  Noah Holdings Limited

  Supplemental Information

  (unaudited)

	As of
	June 30, 2024	June 30, 2025	Change
Number of registered clients	459,072	464,631	1.2%

	Three months ended
	June 30, 2024	June 30, 2025	Change

	(in millions of RMB, except number of active clients and percentages)
Number of active clients	8,634	9,160	6.1%
Transaction value:
Private equity products	1,103	1,000	(9.3)%
Private secondary products	4,137	5,975	44.4%
Mutual fund products	8,501	9,264	9.0%
Other products	676	736	8.9%
Total transaction value	14,417	16,975	17.7%

Noah Holdings Limited

Supplement Information of Overseas Business

(unaudited)

	Three months ended
	June 30, 2024	June 30, 2025	Change
Net Revenues from Overseas (RMB, million)	278.6	296.7	6.5%
Number of Overseas Registered Clients	16,786	18,967	13.0%
Number of Overseas Active Clients	3,244	3,650	12.5%
Transaction Value of Overseas Investment Products (RMB, billion)	7.9	8.3	5.1%
Number of Overseas Relationship Managers	113	152	34.5%
Overseas Assets Under Management (RMB, billion)	39.1	41.4	5.9%

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited) 12

	Three months ended
	June 30,	June 30,
	2024	2025	Change
	RMB'000	RMB'000
Net income attributable to Noah shareholders	99,787	178,576	79.0%
Adjustment for share-based compensation	21,880	13,008	(40.5)%
Add: settlement reversal	(11,476)	-	N.A
Less: Tax effect of adjustments	4,139	2,602	(37.1)%
Adjusted net income attributable to Noah shareholders (non-GAAP)	106,052	188,982	78.2%

Net margin attributable to Noah shareholders	16.2%	28.4%
Non-GAAP net margin attributable to Noah shareholders	17.2%	30.0%

Net income attributable to Noah shareholders per ADS, diluted	1.42	2.54	78.9%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	1.51	2.69	78.1%

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited) 12

	Six months ended
	June 30,	June 30,
	2024	2025	Change
	RMB'000	RMB'000
Net income attributable to Noah shareholders	231,278	327,540	41.6%
Adjustment for share-based compensation	58,479	37,788	(35.4)%
Add: settlement reversal	(11,476)	-	N.A
Less: Tax effect of adjustments	11,061	7,558	(31.7)%
Adjusted net income attributable to Noah shareholders (non-GAAP)	267,220	357,770	33.9%

Net margin attributable to Noah shareholders	18.3%	26.3%
Non-GAAP net margin attributable to Noah shareholders	21.1%	28.8%

Net income attributable to Noah shareholders per ADS, diluted	3.30	4.65	40.9%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	3.81	5.08	33.3%

12 Noah’s Non-GAAP financial measures reflect the respective most directly comparable GAAP financial measures excluding the effects of all forms of share-based compensation, impact related to settlements and net of relevant tax impact, if any.